UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-k

PART I   -   REGISTRANT INFORMATION

Full Name of Registrant:

     Lawrence Insurance Group, Inc.

Address of Principal Executive Office:

     430 State Street

City, State and Zip Code:

     Schenectady, New York 12305


PART III   -   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The audit of the consolidated financial statements of Lawrence Insurance Group, Inc. for the year ended December 31, 1996 will not be completed by the due date of the 1996 Form 10-K by our independent accountants, Weaver and Tidwell, L.L.P. due to certain data not being available under an insurance pooling agreement.


PART IV   -   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Albert F. Kilts   (518) 372-0500

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     Yes
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Form 10-K for 1995 reported net income of $37.7 million including an extraordinary gain of $38.4 million related to the liquidation of United Community Insurance Company, a subsidiary.. For 1996, it is estimated that the Company will report a loss that will range between $12 million and $17 million. Approximately $13 million of the loss have no impact on total stockholders' equity as a contra amount had been established as a component of stockholders' equity in prior years.

Lawrence Insurance Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 28, 1997

                              By   Albert F. Kilts
                                      President

WEAVER and TIDWELL L.L.P.
307 West Seventh Street, Suite 1500
Fort Worth, Texas 76102

March 28, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Gentlemen:

As of March 28,1997, we are unable to issue our opinion on the consolidated financial statements of Lawrence Insurance Group, Inc. Because certain data relating to an insurance pooling agreement has yet to be obtained and evaluated by us. Therefore as of this date, our engagement is incomplete.

WEAVER and TIDWELL L.L.P..